Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of uniQure N.V.’s (“uniQure N.V.”, “we,” “us,” and “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. The description below of our ordinary shares and provisions of our articles of association are summaries and are qualified by reference to our articles of association and the applicable provisions of Dutch law.

DESCRIPTION OF CAPITAL STOCK

The following description of the general terms and provisions of our ordinary shares is a summary only and therefore is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles of association. Our articles of association have been filed with the SEC as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part and you should read the articles for provisions that may be important to you.

Authorized Ordinary Shares

Our articles of association provide an authorized share capital of 80,000,000 ordinary shares, each with a nominal value per share of €0.05.

Form of Ordinary Shares

We issue our ordinary shares in registered book-entry form and such shares are not certificated.

NASDAQ Global Market Listing

Our ordinary shares are listed on The NASDAQ Global Market under the symbol "QURE."

Comparison of Dutch corporate law and our Articles of Association and Delaware corporate law

The following comparison between Dutch corporate law, which applies to us, and Delaware corporate law, the law under which many publicly listed companies in the United States are incorporated, discusses additional matters not otherwise described in this exhibit. This summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and Delaware corporation law, including the Delaware General Corporation Law.

Corporate governance

Duties of directors

The Netherlands.    We have a one tier board structure consisting of our executive directors and non-executive directors. Under the one-tier board structure, both the executive and non-executive directors will be collectively responsible for the management performed by the one-tier board and for the general policy and strategy of a company. The executive directors are responsible for the day-to-day management of a company. The non-executive directors are responsible for supervising the conduct of, and providing advice to, the executive directors and for providing supervision with respect to the company's general state of affairs. Each executive director and non-executive director has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or split-up of a company, whereby the circumstances generally dictate how such duty is to be applied. Any resolution of the board regarding a significant change in the identity or character of a company requires shareholders' approval.

Delaware.    The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director terms

The Netherlands.    Under Dutch law, executive directors of a listed company are generally appointed for a term of a maximum of four years and reappointed for a term of a maximum of four years at a time. Non-executive directors of a listed company are generally appointed for a term of a maximum of four years and reappointed once for another term of a maximum of four years. Non-executive directors of a listed company subsequently are typically reappointed for a term of a maximum of two years, which reappointment may be extended by two years. Our executive and non-executive directors are, in principle, appointed by the general meeting of shareholders upon the binding nomination of the non-executive directors.

The general meeting of shareholders is entitled at all times to suspend or dismiss a director. The general meeting of shareholders may only adopt a resolution to suspend or dismiss such director by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital of the company.

Delaware.    The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by a company's certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on such a classified board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Director vacancies

The Netherlands.    Under Dutch law, directors are appointed by the general meeting of shareholders. Under our articles of association, directors are, in principle, appointed by the general meeting of shareholders upon the binding nomination by the non-executive directors. However, the general meeting of shareholders may at all times overrule such binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital of our company. If the general meeting of shareholders overrules the binding nomination, the non-executive directors must make a new nomination.

Delaware.    The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (1) otherwise provided in the certificate of incorporation or bylaws of the corporation or (2) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-interest transactions

The Netherlands.    Pursuant to Dutch law and our articles of association, directors may not take part in any discussion or decision-making that involves a subject or transaction in relation to which they have a personal direct or indirect conflict of interest with us. Our articles of association provide that if as a result thereof, the board is unable to act the resolution will be adopted by the general meeting of shareholders.

Delaware.    The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director's relationship or interest are disclosed and a majority of disinterested directors consent;
•	the material facts are disclosed as to the director's relationship or interest and a majority of shares entitled to vote thereon consent; or
•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Shareholder rights

Voting rights

The Netherlands.    In accordance with Dutch law and our articles of association, each issued ordinary share confers the right to cast one vote at the general meeting of shareholders. Each holder of ordinary shares may cast as many votes as it holds shares. Shares that are held by us or our direct or indirect subsidiaries do not confer the right to vote. Dutch law does not permit cumulative voting for the election of executive directors and non-executive directors.

For each general meeting of shareholders, a record date will be applied with respect to ordinary shares in order to establish which shareholders are entitled to attend and vote at a specific general meeting of shareholders. Such record date is set by the board. The record date and the manner in which shareholders can register and exercise their rights will be set out in the convocation notice of the meeting.

Delaware.    Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than ten days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder proposals

The Netherlands.    Pursuant to our articles of association, extraordinary general meetings of shareholders will be convened by the board or by those who are authorized by law or pursuant to our articles of association to do so. Pursuant to Dutch law, one or more shareholders representing at least one-tenth of the issued share capital of the company may request the Dutch courts to order that they be authorized by the court to convene a general meeting of shareholders. The court shall disallow the request if it does not appear that the applicants have previously requested the board to convene a general meeting of shareholders and the board has taken the necessary steps so that the general meeting of shareholders could be held within six weeks after the request.

The agenda for a general meeting of shareholders must include such items requested by one or more shareholders representing at least 3% of the issued share capital of a company or such lower percentage as the articles of association may provide. Our articles of association do not state such lower percentage.

Delaware.    Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC's proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation's securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by written consent

The Netherlands.    Under Dutch law, the articles of association of a company may provide that shareholders' resolutions may be adopted in writing without holding a general meeting of shareholders, provided that the resolution is adopted unanimously by all shareholders that are entitled to vote. For a listed company, this method of adopting resolutions is not feasible.

Delaware.    Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal rights

The Netherlands.    The concept of appraisal rights does not exist under Dutch law. However, pursuant to Dutch law a shareholder who for its own account contributes at least 95% of our issued share capital may initiate proceedings against our minority shareholders jointly for the transfer of their shares to it. The proceedings are held before the Enterprise Chamber (Ondernemingskamer). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders.

Furthermore, in accordance with Directive 2005/56/EC of the European Parliament and the Council of October 26, 2005 on cross-border mergers of limited liability companies, Dutch law provides that, to the extent the acquiring company in a cross-border merger is organized under the laws of another EU member state, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for compensation. The compensation is to be determined by one or more independent experts.

Delaware.    The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder's shares, in connection with certain mergers and consolidations.

Shareholder suits

The Netherlands.    In the event a third party is liable to a Dutch company, only a company itself can bring a civil action against that third party. An individual shareholder does not have the right to bring an action on behalf of a company. This individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a tortious act directly against that individual shareholder. The Dutch Civil Code provides for the possibility to initiate such action collectively. A collective action can be instituted by a foundation or an association whose objective is to protect the rights of a group of persons having similar interests. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht) regarding liability. In order to obtain montetary damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a collective settlement agreement. A Dutch court may declare the collective settlement agreement binding upon the members of the class with an opt-out right for an individual injured party. An individual injured party may also itself—outside the collective action—reach an individual settlement agreement (and have it declared binding by the Dutch court) or institute an action for monetary damages. Since January 1, 2020, a collective action relating to an event on or after November 15, 2016 can, however, also result in an order for payment of monetary damages. As a general rule, a court decision granting or dismissing the collective action is binding on all members of the class who reside in the Netherlands and did not use their right to opt out of the collective action (earlier on in the collective action, as soon as the class was defined and the scope of the collective action was determined by the Dutch court) as well as to members of the class residing abroad who joined the collective action by opting in.

Delaware.    Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of shares

The Netherlands.    Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own share capital. Such company may, however, subject to certain restrictions under Dutch law and its articles of association, acquire shares in its own share capital. We may acquire fully paid-up shares in our own share capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and our articles of association, we may repurchase fully paid-up shares in our own share capital if (1) such repurchase would not cause our shareholders' equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to applicable law and (2) we would not as a result of such repurchase hold more than 50% of our own issued share capital.

Other than shares acquired for no valuable consideration, ordinary shares may only be acquired following a resolution of our board, acting pursuant to an authorization for the repurchase of shares granted by the general meeting of shareholders. An authorization by the general meeting of shareholders for the repurchase of shares can be granted for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. Our board has been authorized, for a period of 18 months to be calculated from the date of the annual general meeting of shareholders held on June 13, 2023, to cause the repurchase of ordinary shares by us of up to 10% of our issued share capital, for a price per share between the nominal value of the ordinary shares and an amount of 110% of the highest price of the ordinary shares officially quoted on any of the official stock markets we are listed on during any of 30 banking days preceding the date the repurchase is effected or proposed.

No authorization of the general meeting of shareholders is required if fully paid-up ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees under an applicable employee stock purchase plan, provided such ordinary shares are officially quoted on any of the official stock markets.

Delaware.    Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-takeover provisions

The Netherlands.    Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch statutory law and Dutch case law. We have adopted several provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

●	the staggered three-year terms of our directors, as a result of which only approximately one-third of our directors will be subject to election in any one year;
•	a provision that our directors may only be dismissed or suspended at the general meeting of shareholders by a two-thirds majority of votes cast representing more than half of our issued share capital;
●	a provision that our directors may only be appointed upon binding nomination of the non-executive directors, which can only be overruled by the general meeting of shareholders with a two-thirds majority of votes cast representing at least 50% of our issued share capital; and
•	requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board.

Moreover, according to Dutch corporate law, our board can invoke a cooling-off period of up to 250 days in the event of an unsolicited takeover bid or certain shareholder activism. During a cooling-off period, our general meeting of shareholders would not be able to dismiss, suspend or appoint directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our board.

Delaware.    In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

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Section 203 of the Delaware General Corporation Law prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation's voting stock, within three years after the person becomes an interested stockholder, unless: the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

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after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and representatives of interested stockholders and shares owned by specified employee benefit plans; or

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after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Inspection of books and records

The Netherlands.    Our board provides the shareholders, at the general meeting of shareholders, with all information that the shareholders require for the exercise of their powers, unless doing so would be contrary to an overriding interest of ours. Our board must give reason for electing not to provide such information on the basis of an overriding interest.

Delaware.    Under the Delaware General Corporation Law, any stockholder may inspect certain of the corporation's books and records, for any proper purpose, during the corporation's usual hours of business.

Removal of directors

The Netherlands.    Under our articles of association, the general meeting of shareholders is at all times entitled to suspend or dismiss a director. The general meeting of shareholders may only adopt a resolution to suspend or dismiss such a member by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital of our company.

Delaware.    Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (1) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Preemptive rights

The Netherlands.    Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash). Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders upon proposal of our board. The general meeting of shareholders may designate our board to restrict or exclude the preemptive rights in respect of newly issued ordinary shares. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate the board as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting. The same applies to the granting of rights to subscribe for our ordinary shares but does not apply to the issuance of our ordinary shares pursuant to the exercise of a previously acquired right to subscribe for our ordinary shares.

At our annual general meeting of shareholders held on June 14, 2022, the general meeting of shareholders resolved to authorize our board for a period of 18 months with effect from the date of the meeting to restrict or exclude preemptive rights accruing to shareholders in connection with the issue of ordinary shares or rights to subscribe for ordinary shares. This authorization expired on December 14, 2023, and thus, as of the date of this report, our board does not have the authority to restrict or exclude preemptive rights of shareholders in connection with the issuance of ordinary shares or rights to subscribe for ordinary shares.  Without this authorization, only the general meeting of shareholders has the power to restrict or exclude preemptive rights upon the proposal of the board.

Delaware.    Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands.    Dutch law provides that dividends may be distributed after adoption of the annual accounts by the general meeting of shareholders from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent that the shareholders' equity exceeds the amount of the paid-up and called-up part of the issued share capital of the company and the reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders' equity exceeds the amount of the paid-up and called-up part of the issued share capital of the company and the reserves that must be maintained under the law or the articles of association, as apparent from an interim statement of assets and liabilities.

Under our articles of association, any amount of profit may be carried to a reserve as our board determines. After reservation by our board of any profit, the remaining profit will be at the disposal of the shareholders. Our corporate policy is to only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. However, our board is permitted to declare interim dividends without the approval of the general meeting of shareholders.

Dividends will be made payable not later than thirty days after the date they were declared unless the body declaring the dividend determines a different date. Claims to dividends not made within five years and one day from the date that such dividends became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware.    Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.

Shareholder vote on certain reorganizations

The Netherlands.    Under Dutch law, the general meeting of shareholders must approve resolutions of the board relating to a significant change in the identity or the character of the company or the business of the company, which includes:

•	a transfer of the business or virtually the entire business to a third party;
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the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

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the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes, according to the last adopted annual accounts of the company.

Delaware.    Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (1) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (2) the shares of stock of the surviving corporation are not changed in the merger and (3) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation's common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Remuneration of directors

The Netherlands.    Under Dutch law and our articles of association, we must adopt a remuneration policy for our directors. Such remuneration policy shall be adopted by the general meeting of shareholders upon the proposal of our non-executive directors. The remuneration of our executive directors will be determined by our non-executive directors with due observance of our remuneration policy; the remuneration of our non-executive directors will be determined by the board with due observance of our remuneration policy.

Delaware.    Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to binding or advisory stockholder votes due to the provisions of U.S. federal securities and tax law, as well as stock exchange requirements.

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as transfer agent and registrar for our ordinary shares.